Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended December 31, 2021 and 2020

(RMB and US$ amounts expressed in thousands)

	Second Half of 2021		Second Half of 2020
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	8,636,804	1,354,644	10,622,223	1,666,048
Cost of sales	(7,308,512)	(1,146,307)	(8,910,562)	(1,397,582)
Gross profit	1,328,292	208,337	1,711,661	268,466
Other operating income, net	204,487	32,073	273,265	42,860
Research and development expenses	(533,116)	(83,617)	(413,491)	(64,854)
Selling, general and administrative expenses	(835,899)	(131,108)	(1,002,622)	(157,257)
Operating profit	163,764	25,685	568,813	89,215
Finance costs	(47,518)	(7,453)	(87,996)	(13,802)
Share of results of associates and joint ventures	(108,377)	(16,998)	(64,514)	(10,119)
Profit before tax	7,869	1,234	416,303	65,294
Income tax credit/(expense)	42,435	6,656	(69,925)	(10,967)
Profit for the period	50,304	7,890	346,378	54,327
Attributable to:
Equity holders of the Company	18,966	2,975	243,173	38,140
Non-controlling interests	31,338	4,915	103,205	16,187
	50,304	7,890	346,378	54,327
Net earnings per common share
- Basic	0.46	0.07	5.95	0.93
- Diluted	0.46	0.07	5.95	0.93
Unit sales	171,449		217,138

1 | Page

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2021 and 2020

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2021		December 31, 2020
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	21,265,930	3,335,466	20,581,170	3,228,064
Cost of sales	(18,313,817)	(2,872,440)	(17,391,599)	(2,727,794)
Gross profit	2,952,113	463,026	3,189,571	500,270
Other operating income, net	316,189	49,593	378,947	59,436
Research and development expenses	(848,812)	(133,132)	(626,478)	(98,260)
Selling, general and administrative expenses	(1,755,957)	(275,415)	(1,760,036)	(276,055)
Operating profit	663,533	104,072	1,182,004	185,391
Finance costs	(115,928)	(18,183)	(151,170)	(23,710)
Share of results of associates and joint ventures	(95,895)	(15,041)	(58,970)	(9,249)
Profit before tax	451,710	70,848	971,864	152,432
Income tax expense	(43,816)	(6,872)	(192,538)	(30,199)
Profit for the period	407,894	63,976	779,326	122,233
Attributable to:
Equity holders of the Company	272,673	42,768	548,903	86,093
Non-controlling interests	135,221	21,208	230,423	36,140
	407,894	63,976	779,326	122,233
Net earnings per common share
- Basic	6.67	1.05	13.43	2.11
- Diluted	6.67	1.05	13.43	2.11
Unit sales	456,791		430,320

2 | Page

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the years ended December 31, 2021 and December 31, 2020

(RMB and US$ amounts expressed in thousands)

	December 31, 2021 (Unaudited)		December 31, 2020 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	5,331,555	836,231	6,447,538
Trade and bills receivables	7,032,494	1,103,015	8,093,320
Inventories	5,208,636	816,951	4,471,195
Trade and bills payables	7,361,818	1,154,668	7,460,534
Short-term and long-term loans and borrowings	2,203,000	345,531	2,230,000
Equity attributable to equity holders of the Company	8,859,152	1,389,518	9,014,624

3 | Page